PREMIUM NICKEL REPORTS ASSAYS AT SELEBI NORTH UNDERGROUND

15.30 metres of 2.96% NiEq (1.84% Ni; 1.85% Cu; 0.10% Co)

Incl. 8.45 metres of 3.07% NiEq (2.15% Ni; 1.40% Cu; 0.11% Co)

Toronto, Ontario, January 18, 2024 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to report additional assay results from drilling at its past-producing nickel-copper-cobalt sulphide ("Ni-Cu-Co") Selebi North underground ("SNUG") mine in Botswana. Previous results for 16 holes were released, November 14, November 27 and December 19, 2023, respectively. Results for a further seven holes are released herein. To date a total of 23 holes have been released representing an aggregate of approximately 8,242 metres including the holes and metres released herein. Details of the assay results are shown below along with accompanying visuals via Figure 1 and Figure 2. Drill core photos for all holes released to date, including the holes reported herein, are accessible by Clicking Here and can also be found on the Company website at www.premiumnickelresources.com.

Highlights include:

  SNUG-23-055 (South Limb): 15.30 metres of 2.96% NiEq (1.84% Ni; 1.85% Cu; 0.10% Co)
    including 8.45 metres of 3.07% NiEq (2.15% Ni; 1.40% Cu; 0.11% Co)
              and 3.00 metres of 3.01% NiEq (2.13% Ni; 1.28% Cu; 0.12% Co)
  SNUG-23-054 (N3 Limb): 6.85 metres of 4.01% NiEq (2.72% Ni; 1.97% Cu; 0.15% Co)
  SNUG-23-053 (South Limb): 6.05 metres of 2.78% NiEq (1.95% Ni; 1.23% Cu; 0.11% Co)

Keith Morrison, CEO of PNRL, commented: "The Company is very encouraged with these and past results as they continue to further substantiate our views that higher grade zones relating to the conductive massive sulphide Ni-Cu-Co mineralization exist at Selebi North underground.  During the Holiday season we completed additional borehole EM surveys in the area down plunge from these mineralized structures at the Selebi North deposit. Our underground drilling will now continue to progress down plunge, aiming to intercept additional mineralization that was not accounted for in the historic resource."

The purpose of this drill program is to define mineralization down plunge of the existing workings that will be used to complete a Mineral Resource Estimation ("MRE") prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Assay results are given below in Table 1 and hole collar details are given in Table 2. Figures 1 and 2 show the location of holes relative to the historic resource and underground infrastructure.

Table 1: Assay Results Selebi North Deposit

Hole-ID	From (m)	To (m)	*Length (m)	Ni (%)	Cu (%)	Co (%)	Limb	**NiEq (%)
SNUG-23-038	47.90	51.55	3.65	1.05	1.27	0.04	N2	1.78
SNUG-23-038	60.00	62.35	2.35	0.62	0.94	0.02	N2	1.14
SNUG-23-038	65.40	70.10	4.70	0.53	2.09	0.05	N2	1.69
SNUG-23-038	77.25	85.85	8.60	0.48	0.93	0.03	N2	1.01
including	77.25	79.75	2.50	0.50	2.60	0.04	N2	1.89
SNUG-23-038	101.80	103.80	2.00	1.20	2.02	0.05	N2	2.32
SNUG-23-038	326.15	332.40	6.25	1.15	0.88	0.06	N3	1.71
SNUG-23-051	159.60	163.75	4.15	0.50	0.69	0.03	South	0.91
SNUG-23-051	182.10	183.40	1.30	0.37	1.47	0.02	South	1.15
SNUG-23-052A	140.40	148.00	7.60	0.97	0.97	0.05	N2	1.56
including	145.55	148.00	2.45	1.02	1.85	0.05	N2	2.05
SNUG-23-052A	357.30	358.75	1.45	1.59	0.31	0.07	N3	1.89
SNUG-23-053	74.95	81.00	6.05	1.95	1.23	0.11	South	2.78
SNUG-23-053	95.40	98.00	2.60	1.05	0.65	0.05	South	1.48
SNUG-23-054	110.80	116.80	6.00	0.87	1.23	0.04	N3	1.58
including	111.25	114.80	3.55	1.37	1.49	0.06	N3	2.24
SNUG-23-054	182.25	189.10	6.85	2.72	1.97	0.15	N3	4.01
SNUG-23-055	91.70	107.00	15.30	1.84	1.85	0.10	South	2.96
including	91.70	100.15	8.45	2.15	1.40	0.11	South	3.07
and	104.00	107.00	3.00	2.13	1.28	0.12	South	3.01

*Length refers to drillhole length and not true width. True width is unknown.

**NiEq was calculated assuming a price of $US 7.39/lb for Ni, $US 3.77/lb for Cu and $US 13.86/lb for cobalt with no adjustments for recoveries and payabilities.

Table 2: Drill Collar Information Selebi North Deposit

HOLE ID	Mine East	Mine North	Elevation	Dip	Mine Azimuth	Hole Length	Comment
SNUG-23-038	34919.3	84907.2	-9.0	-36.9	220.9	374.3	Rig #3 895mL
SNUG-23-051	35094.4	84759.3	-51.9	-15.9	129.9	311.6	Rig #1 935mL
SNUG-23-052*	35081.7	84843.7	-7.8	-17.0	255.0	5.1	Rig #2 880mL
SNUG-23-052A	35081.7	84843.7	-7.8	-17.5	255.2	395.0	Rig #2 880mL
SNUG-23-053	35095.1	84759.6	-51.5	-1.4	148.1	134.2	Rig #1 935mL
SNUG-23-054	34918.9	84907.5	-8.2	-12.5	224.5	224.4	Rig #3 895mL
SNUG-23-055	35094.4	84759.0	-50.8	-1.6	165.0	137.4	Rig #1 935mL

*abandoned hole

The various mineralized zones have been historically mined and subsequently named N2 Limb, N3 Limb and South Limb to demarcate their location on the folded mineralized horizon. Additional drilling is needed to estimate true width and define the folded mineralization.

Drilling Continues

Two drills have been mobilized to the 810 metre level exploration drift, permitting testing areas further down plunge of the three mineralized zones with the aim to demonstrate upside potential that will support a future MRE.

As of January 17, 2024, a total of 18,120 metres in 49 drillholes have been completed from the initial three underground drill bays and 514 metres have been drilled from two drill bays on the 810mL exploration drift. During this initial phase, drilling is targeting the area down plunge of mine infrastructure to characterize the remaining resource. Assay results for completed holes will be released as they are received and confirmed by the Company.

Quality Control

The underground drilling program is being carried out through an agreement with Forage Fusion Drilling Ltd. of Hawkesbury, Ontario, Canada, who have provided three Zinex U-5 drills for purchase and training of local operators. Drill core samples are BQTK (40.7 mm diameter). All samples are ½ core cut by a diamond saw on site. Half of the core is retained for reference purposes. Samples are generally 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analysis was completed at the ALS Chemex in Johannesburg, South Africa. Commercially prepared blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades are inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu and Co are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81).

Holes are numbered as follows: SNUG (Selebi North Underground) + year + hole number starting at 013.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Vice President Exploration of the Company, who is a "qualified person" for the purposes of NI 43-101.

Technical Report

Scientific and technical information relating to the Selebi Mine is supported by the technical report titled "Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101", dated June 16, 2022 (effective date of March 1, 2022) (the "Selebi Technical Report"), and prepared by SLR Consulting (Canada) Ltd. for PNRL. Reference should be made to the full text of the Selebi Technical Report, including the assumptions, limitations and data verification therein relating to the historic data compilation presented in this news release, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.com) under PNRL's issuer profile.

Historic Resource Estimate

The historical mineral resource estimate referenced herein (the "Historic Resource") was calculated for the Selebi North, Selebi Main, Phikwe South and Southeast Extension deposits in accordance with SAMREC, in 2016, and does not comply with NI 43-101. To that end, the Historic Resource is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the Historic Resource could be indicative of the presence of mineralization on the deposits, a qualified person for purposes of NI 43-101 has not completed sufficient work to classify the historical mineral estimates as current mineral resource estimates and PNRL is not treating the historical mineral estimates as current mineral resource estimates.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chairman and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking information in this news release includes, but is not limited to: the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mines as currently contemplated; the ability of exploration activities (including drill results) to accurately predict mineralization; management's belief that the Selebi and Selebi North deposits may be connected at depth; the timing to release of the remaining assay results; the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mines as currently contemplated; the ability of the Company to define mineral resource estimates on the Selebi Mines in accordance with NI 43-101 and/or obtain an updated MRE in respect of the Selebi Mines; the productivity rates for underground drilling at Selebi North; drilling results confirming the legacy fold pattern continues at depth; the effective targeting activities proposed by the Company; the ability to identify mineralization down plunge of existing workings and the ability of such findings to be used to complete a MRE; the ability and timing of advancing the underground drilling program at Selebi North as contemplated (if at all); the results of the drill program on Selebi North and the timing and disclosures of the Company regarding same;  the relationships between, and continuity of, the various deposits (if any); the benefits of the Company's approach to exploration; management's belief that the Historic Resource could be indicative of the presence of mineralization on the deposits; and the anticipated benefits of the Company's approach to the resource development plan. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.com) under PNRL's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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Figure 1: Selebi North: Location of Reported Drill Holes with Underground Infrastructure, Historic Resources and Exploration Targets

Figure 2: Selebi North Drill Hole Location

UNDERGROUND DEVELOPMENT
810mL EXPLORATION DRIFT
SNUG-23-054
SNUG-23-053
SNUG-23-052A
N2
SOUTH LIMB
SNUG-23-051
SNUG-23-038
N3
SNUG-23-055
2016 Selebi North historic resources
Selebi North Exploration target
0.00
-500.00
-1000.00